UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 6626 5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the United States Securities and Exchange Commission (“SEC”) seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the new cement plant being built by CEMEX Colombia S.A. (“CEMEX Colombia”) in the department of Antioquia in the municipality of Maceo, Colombia (the “Maceo Project”). These subpoenas do not mean that the SEC has concluded that CEMEX, S.A.B. de C.V. or any of its affiliates violated the law. As discussed in “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Maceo, Colombia—Legal Proceedings in Colombia” in CEMEX, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2016, internal audits and investigations by CEMEX, S.A.B. de C.V. and CEMEX Latam Holdings, S.A. (“CEMEX Latam”) had raised questions about payments relating to the Maceo Project. The payments made to the non-governmental individual representing CI Calizas y Minerales S.A. in connection with the Maceo Project did not adhere to CEMEX, S.A.B. de C.V.’s and CEMEX Latam’s internal controls. As announced on September 23, 2016, the CEMEX Latam and CEMEX Colombia officers responsible for the implementation and execution of the above referenced payments were terminated and the then Chief Executive Officer of CEMEX Latam resigned. CEMEX, S.A.B. de C.V. has been cooperating with the SEC and the Colombian Attorney General’s Office (the “Attorney General’s Office”) and intends to continue cooperating fully with the SEC and the Attorney General’s Office.

CEMEX, S.A.B. de C.V. previously disclosed that it was possible that the United States Department of Justice (“DOJ”) and other investigatory entities in other jurisdictions could also open investigations into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to CEMEX, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions.

CEMEX, S.A.B. de C.V. intends to cooperate fully with the SEC, DOJ, and any other investigatory entity. As of March 14, 2018, CEMEX, S.A.B. de C.V. is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by CEMEX, S.A.B. de C.V., or if such sanctions, if any, would have a material adverse impact on CEMEX, S.A.B. de C.V.‘s results of operations, liquidity and financial condition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V. (Registrant)

Date: March 14, 2018	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller